02046755

NO·ACT
P.E 5·10·02
1-15951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

July 19, 2002

Act 1934
Section 14A-8
Rule
Public Availability 7/19/2002

Frank J. Mahr
Corporate Counsel
Avaya Inc.
Room 3C623
211 Mt. Airy Road
Basking Ridge, NJ 07920

Re: Avaya Inc.
Incoming letter dated May 10, 2002

Dear Mr. Mahr:

This is in response to your letter dated May 10, 2002 concerning the shareholder proposal submitted to Avaya by Ms. Mary B. Morris. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JUL 24 2002
THOMSON
FINANCIAL

P

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Ms. Mary B. Morris
437 Holiday Dr.
Hallandale, FL 33009-6519

CKG

AVAYA

May 10, 2002

Paula Dubberly, Chief Counsel
Office of Chief Counsel, Mail Stop 4-2
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth St., NW
Washington, D.C. 20549

Re: Avaya Inc. – Shareholder Proposals of Mary B. Morris

Dear Ms. Dubberly:

This letter requests that the Division of Corporation Finance (the "Division") advise Avaya Inc. ("Avaya" or "Company") that it will not recommend any enforcement action to the Securities and Exchange Commission ("Commission" or "SEC") if the Company omits from its proxy statement to be filed for its 2003 annual shareholders' meeting, for the reasons outlined below, the shareholder proposals we received from Mary B. Morris ("Proponent"). In accordance with Rule 14a-8(j) under Section 14(a) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), six (6) paper copies of our no-action request and two exhibits, including the shareholder proposals appended as Exhibit A, accompany this letter.

The following text of Ms. Morris' proposals (the "Proposal") is furnished for your convenience:

> The salary of the Directors of the company, Avaya should receive the sum of $20,000 per year plus transportation, insurance and hotel. The chairman to receive $30,000 per year plus transportation, insurance and hotel. Each shall receive $2,000 for each meeting attended. No retirement money is to be received after leaving the board no matter how many years they serve.
>
> Also when the president of the company retires he is no longer to be given free space in the company or a secretary to use. He is to leave the company when he retires.

Background Regarding Submission of the Proposal to the Company

On February 20, 2002, Avaya received from Proponent a letter, dated February 4, 2002, containing the Proposal. *See* Exhibit A. Avaya sent to Proponent a letter, dated March 1, 2002, advising that Avaya plans to exclude the Proposal from its proxy materials for the 2003 Annual Meeting of Shareholders ("Avaya's Response"). *See* Exhibit B.

This letter respectfully requests that the Division advise the Company that it will not recommend enforcement action to the Commission if we exclude the Proposal from our 2003 proxy statement for the reasons outlined below.

Analysis Supporting Exclusion of the Proposal under Rule 14a-8(b)

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [such shareholder] submit[s] the proposal." Avaya has conferred with its transfer agent and registrar, The Bank of New York, and has been unable to verify that Proponent is a registered shareholder. Furthermore, more than 14 days have elapsed since Avaya's Response was communicated to Proponent, and Proponent has not provided any evidence of eligibility as required by Rule 14a-8(b)(2).

In addition to the above, regardless of whether a proponent satisfies the eligibility requirements under subsection (i) or (ii) of Rule 14a-8(b)(2), each of those subsections requires that a proponent include with a proposal a written statement that such proponent intends to continue to hold the securities through the date of the meeting of shareholders. In the present situation, more than 14 days have elapsed since Avaya's Response was communicated to Proponent, and Proponent has provided no such statement.

As a result of the foregoing, we believe that the Proposal may be excluded from our 2003 proxy statement under Rule 14a-8(b).

Analysis Supporting Exclusion of the Proposal under Rule 14a-8(c)

Rule 14a-8(c) states that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." The Proposal submitted by Proponent, however, in effect contains multiple proposals relating to (1) the compensation of directors, both while serving on the Board of Directors and following their retirement from the Board, and (2) certain benefits to be received by the President of Avaya upon retirement from the company. Rule 14a-8(c) by its terms restricts shareholders to a single proposal, and Avaya is not in a position to determine which of the proposals set forth in the Proposal to include in its proxy materials.

As a result of the foregoing, we believe that the Proposal may be excluded from our 2003 proxy statement under Rule 14a-8(c).

Analysis Supporting Exclusion of the Proposal under Rule 14a-8(i)(1)

Rule 14a-8(i)(1) permits a company to exclude a shareholder proposal "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Section 141(a) of the Delaware General Corporation Law provides, in part, that "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Proponent's proposals are phrased such that, if passed, they would mandate corporate actions reserved by Delaware corporate law to the Board of Directors and impinge upon the discretionary authority of the Board.

As a result for the foregoing, we do not believe that the Proposal set forth by Proponent, as drafted, is the proper subject for action by shareholders and we believe that the Proposal may be excluded from our proxy statement under Rule 14a-8(i)(1).

Conclusion

Based on the foregoing analyses, we respectfully request that the Division issue a letter indicating that it will not recommend enforcement action to the Commission if we omit the proposal submitted by Ms. Morris from our 2003 proxy statement.

Thank you for your consideration of our request. If you have any questions, please do not hesitate to contact me at (908) 953-3918.

Sincerely,

Frank J. Mahr
Corporate Counsel

cc: Mary B. Morris
437 Holiday Dr.
Hallandale, Florida 33009-6519

Exhibit List

Exhibit A	Proposal Submitted by Proponent
Exhibit B	Avaya's response letter, dated March 1, 2002, to the Proposal submitted by Proponent

Exhibit A

Proposal Submitted by Proponent

(See Attached)

February 4, 2002
437 Holiday Drive
Hallandale, Florida

Avaya
Corporate Secretary

I wish to make a proposal for the annual 2003 meeting of Avaya.

The salary of the Directors of the company, Avaya should receive the sum of $20,000 per year plus transportation, insurance and hotel. The chairman to receive $30,000 per year plus transportation, insurance and hotel. Each shall receive $2,000 for each meeting attended. No retirement money is to be received after leaving the board no matter how many years they serve.

Also when the president of the company retires he is no longer to be given free space in the company or a secretary to use. He is to leave the company when he retires.

Yours very truly,

M. B. Morris

Mary B. Morris

P.S. Not a proposal"

Too many directors serve on boards that are in competition with this company. I believe this is a conflict of interest.

I hope that no loans are made to any directors or officers of this company as that is a conflict of interest.

I don't want this company to go down the drain like ENRON!

As officers of other companys these directors cannot devote enought time to really see what goes on in this company.

They get enough salary from the company they work for without getting a big share from my small investment.

Exhibit B

Avaya's Response Letter dated March 1, 2002

(See Attached)

AVAYA communication

Frank J. Mahr
Corporate Counsel
Room 3C623
211 Mt. Airy Road
Basking Ridge, NJ 07920
Phone: (908) 953-3918
Fax: (908) 953-4912
fmahr@avaya.com

VIA OVERNIGHT MAIL

March 1, 2002

Ms. Mary B. Morris
437 Holiday Dr.
Hallandale, Florida 33009-6519

Dear Ms. Morris:

I am writing on behalf of Avaya Inc. ("Avaya"). On February 20, 2002, Avaya received your letter dated February 4, 2002, in which you state that you wish to make "a proposal" for Avaya's 2003 Annual Meeting of Shareholders (the "2003 Annual Meeting"). Your letter includes several proposals related to (1) the compensation of directors, both while serving on the Board of Directors and following their retirement from the Board, and (2) certain benefits to be received by the President of Avaya upon retirement from the company.

Though your letter does not state so explicitly, we assume that you are requesting that your proposals be included in Avaya's proxy materials for 2003 Annual Meeting. If we are mistaken in our assumption and you only wish to present the proposal at the 2003 Annual Meeting, please send additional correspondence to us notifying us of your intent.

Avaya hereby notifies you that it is planning to exclude the above-referenced proposals from its proxy materials pursuant to Rule 14a-8(f) of the Securities Exchange Act of 1934 (the "Exchange Act") because it appears you cannot meet the shareholder eligibility requirements of Rule 14a-8(b).[1] Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal." The letter that you submitted fails to demonstrate your eligibility as required by Rule 14a-8(b)(2). Since Avaya has been unable to verify that you are a registered shareholder under Rule 14a-8(b)(2), you must prove your eligibility as required by Rule 14a-8(b)(2)(i) or (ii). Your letter did not contain any documentation required by such Rule to prove your eligibility. In addition, your letter fails to satisfy another requirement of Rule 14a-8(b)(2) in that it does not contain a written statement that you intend to continue to hold your securities through the date of the 2003 Annual Meeting.

In addition to the above, Avaya hereby notifies you that it is planning to exclude these proposals from its proxy materials pursuant to Rule 14a-8(f) of the Exchange Act because your submission does not comply with Rule 14a-8(c).[2] Rule 14a-8(c) states that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." The letter that you submitted contains multiple proposals relating to (1) the compensation of directors, both while serving on the Board of Directors and following their retirement from the Board, and (2) certain benefits to be received by the President of Avaya upon retirement from the company. Because we cannot discern which proposal you wish to present at the Annual Meeting, we are planning to exclude all of them from our proxy materials.

---

[1] Please refer to Rule 14a-8(b), a copy of which is attached, regarding shareholder eligibility requirements.

[2] Please refer to Rule 14a-8(c), a copy of which is attached.

Finally, Avaya hereby notifies you that it is planning to exclude these proposals from its proxy materials pursuant to Rule 14a-8(i)(1).[3] Rule 14a-8(i)(1) permits a company to exclude a shareholder proposal "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Section 141(a) of the Delaware General Corporation Law provides, in part, that "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."[4] Your proposals are phrased such that, if passed, they would mandate corporate actions reserved by Delaware corporate law to the Board of Directors and impinge upon the discretionary authority of the Board. As a result, we do not believe that your proposals, as drafted, are the proper subject for action by shareholders.

If you choose to respond to this letter, please note that pursuant to Rule 14a-8(f) your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Sincerely,

Frank J. Mahr
Corporate Counsel

cc: Pamela F. Craven
Justin C. Choi

---

[3] A copy of Rule 14a-8(i)(1) is attached for your convenience.

[4] A copy of Delaware GCL Section 141(a) is attached for your reference.

copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should

make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Relates to Election:*** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

DELAWARE CODE ANNOTATED

*** CURRENT THROUGH THE 2001 REGULAR SESSION OF THE 141ST GENERAL ASSEMBLY ***

*** ANNOTATIONS CURRENT THROUGH NOVEMBER 1, 2001 ***

TITLE 8. CORPORATIONS
CHAPTER 1. GENERAL CORPORATION LAW
SUBCHAPTER IV. DIRECTORS AND OFFICERS

<=1> GO TO CODE ARCHIVE DIRECTORY FOR THIS JURISDICTION

8 Del. C. § 141 (2001)

§ 141. Board of directors; powers; number, qualifications, terms and quorum; committees; classes of directors; nonprofit corporations; reliance upon books; action without meeting; removal

(a) The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

(b) The board of directors of a corporation shall consist of 1 or more members. The number of directors shall be fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate. Directors need not be stockholders unless so required by the certificate of incorporation or the bylaws. The certificate of incorporation or bylaws may prescribe other qualifications for directors. Each director shall hold office until such director's successor is elected and qualified or until such director's earlier resignation or removal. Any director may resign at any time upon notice given in writing or by electronic transmission to the corporation. A majority of the total number of directors shall constitute a quorum for the transaction of business unless the certificate of incorporation or the bylaws require a greater number. Unless the certificate of incorporation provides otherwise, the bylaws may provide that a number less than a majority shall constitute a quorum which in no case shall be less than 1/3 of the total number of directors except that when a board of 1 director is authorized under this section, then 1 director shall constitute a quorum. The vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors unless the certificate of incorporation or the bylaws shall require a vote of a greater number.

(c) (1) All corporations incorporated prior to July 1, 1996, shall be governed by paragraph (1) of this subsection, provided that any such corporation may by a resolution adopted by a majority of the whole board elect to be governed by paragraph (2) of this subsection, in which case paragraph (1) of this subsection shall not apply to such corporation. All corporations incorporated on or after July 1, 1996, shall be governed by paragraph (2) of this subsection. The board of directors may, by resolution passed by a majority of the whole board, designate 1 or more committees, each committee to consist of 1 or more of the directors of the corporation. The board may designate 1 or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. The bylaws may provide that in the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not the member or members present constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the certificate of incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the board of directors as provided in subsection (a) of § 151 of this title, fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), adopting an agreement of merger or consolidation under § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title, recommending to the stockholders the sale, lease or exchange of all or substantially all of the corporation's property and assets, recommending to the stockholders a dissolution of the corporation or a revocation of a dissolution, or amending the bylaws of the corporation; and, unless the resolution, bylaws or certificate of incorporation expressly so provides, no such committee shall have the power or authority to declare a dividend, to authorize the issuance of stock or to adopt a certificate of ownership and merger pursuant to § 253 of this title.

(2) The board of directors may designate 1 or more committees, each committee to consist of 1 or more of the directors of the corporation. The board may designate 1 or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. The bylaws may provide that in the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by this chapter to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw of the corporation.

(d) The directors of any corporation organized under this chapter may, by the certificate of incorporation or by an initial bylaw, or by a bylaw adopted by a vote of the stockholders, be divided into 1, 2 or 3 classes; the term of office of those of the first class to expire at the annual meeting next ensuing; of the second class 1 year thereafter; of the third class 2 years thereafter; and at each annual election held after such classification and election, directors shall be chosen for a full term, as the case may be, to succeed those whose terms expire. The certificate of incorporation may confer upon holders of any class or series of stock the right to elect 1 or more directors who shall serve for such term, and have such voting powers as shall be stated in the certificate of incorporation. The terms of office and voting powers of the directors elected in the manner so provided in the certificate of incorporation may be greater than or less than those of any other director or class of directors. If the certificate of incorporation provides that directors elected by the holders of a class or series of stock shall have more or less than 1 vote per director on any matter, every reference in this chapter to a majority or other proportion of directors shall refer to a majority or other proportion of the votes of such directors.

(e) A member of the board of directors, or a member of any committee designated by the board of directors, shall, in the performance of such member's duties, be fully protected in relying in good faith upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation's officers or employees, or committees of the board of directors, or by any other person as to matters the member reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

(f) Unless otherwise restricted by the certificate of incorporation or bylaws, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing, or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board, or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

(g) Unless otherwise restricted by the certificate of incorporation or bylaws, the board of directors of any corporation organized under this chapter may hold its meetings, and have an office or offices, outside of this State.

(h) Unless otherwise restricted by the certificate of incorporation or bylaws, the board of directors shall have the authority to fix the compensation of directors.

(i) Unless otherwise restricted by the certificate of incorporation or bylaws, members of the board of directors of any corporation, or any committee designated by the board, may participate in a meeting of such board, or committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this subsection shall constitute presence in person at the meeting.

(j) The certificate of incorporation of any corporation organized under this chapter which is not authorized to issue capital stock may provide that less than 1/3 of the members of the governing body may constitute a quorum thereof and may otherwise provide that the business and affairs of the corporation shall be managed in a manner different from that provided in this section. Except as may be otherwise provided by the certificate of incorporation, this section shall apply to such a corporation, and when so applied, all references to the board of directors, to members thereof, and to stockholders shall be deemed to refer to the governing body of the corporation, the members thereof and the members of the corporation, respectively.

(k) Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows:

(1) Unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified as provided in subsection (d) of this section, shareholders may effect such removal only for cause; or

(2) In the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.

Whenever the holders of any class or series are entitled to elect 1 or more directors by the certificate of incorporation, this subsection shall apply, in respect to the removal without cause of a director or directors so elected, to the vote of the holders of the outstanding shares of that class or series and not to the vote of the outstanding shares as a whole.

HISTORY: 8 Del. C. 1953, § 141; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 3; 57 Del. Laws, c. 148, §§ 5, 6; 57 Del. Laws, c. 421, § 1; 59 Del. Laws, c. 437, §§ 2-5; 64 Del. Laws, c. 112, § 6; 65 Del. Laws, c. 127, § 3; 66 Del. Laws, c. 136, §§ 2, 3; 70 Del. Laws, c. 79, § 7; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 349, § 2; 71 Del. Laws, c. 339, §§ 11-13; 72 Del. Laws, c. 343, §§ 4-6.

I. GENERAL CONSIDERATION.

CROSS REFERENCES. --As to limitation of actions on corporate officers' and directors' bonds, see § 8114 of Title 10.

REVISOR'S NOTE. --Section 20 of 72 Del. Laws, c. 343, provides: "This act shall become effective July 1, 2000."

EFFECT OF AMENDMENTS. --72 Del. Laws, c. 343, substituted "notice given in writing or by electronic transmission" for "written notice" in the sixth sentence in (b); inserted "or by electronic transmission" following "consent thereto in writing" and inserted "or electronic transmission or transmissions" following "the writing or writings"; and added the last sentence in (f); and substituted "other" for "similar" in (i).

II. OFFICERS.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 19, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Avaya Inc.
Incoming letter dated May 10, 2002

The proposal relates to board compensation and executive retirement benefits.

There appears to be some basis for your view that Avaya may exclude the proposal under rule 14a-8(f). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold its common stock through the date of the shareholder meeting. We note your representation that the proponent failed to supply this statement within 14 days of receipt of Avaya's request. Accordingly, we will not recommend enforcement action to the Commission if Avaya excludes the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Avaya relies.

Sincerely,

Keir Devon Gumbs
Special Counsel